UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Barnes & Noble, Inc.

(Name of Subject Company)

Barnes & Noble, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

067774109

(CUSIP Number of Class of Securities)

Bradley A. Feuer

Vice President, General Counsel and Corporate Secretary

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

Renee Wilm Mollie Duckworth Adorys Velazquez Baker Botts L.L.P. 30 Rockefeller Plaza New York, NY 10012 (212) 408-2500	Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Barnes & Noble, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on July 9, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chapters Merger Sub Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation (“Parent”), which is controlled by Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership, to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $6.50 per share, net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with SEC on July 9, 2019 by the Offeror and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the current text under the heading “Legal Proceedings” with the following text:

“On July 16, 2019, Richard Scarantino, a purported stockholder, filed a putative class action lawsuit challenging disclosures made in connection with the Transactions in the United States District Court for the District of Delaware. The complaint is captioned Scarantino v. Barnes & Noble, Inc. et al., 1:19-cv-01320 (D. Del.). The complaint names as defendants the Company, members of the Barnes & Noble Board, the Offeror and Parent. The complaint alleges, among other things, that the Company and the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed) and an award of attorneys’ and experts’ fees. The complaint also seeks a declaration that the defendants violated provisions of the Exchange Act and the rules promulgated thereunder and a judgement to direct the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading.

On July 17, 2019, David Shaev, a purported stockholder, filed a putative class action lawsuit challenging disclosures made in connection with the Transactions in the United States District Court for the District of Delaware. The complaint is captioned Shaev v. Barnes & Noble, Inc. et al., 1:19-cv-01341 (D. Del.). The complaint names as defendants the Company and members of the Barnes & Noble Board. The complaint alleges, among other things, that the Company and the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed) and an award of attorneys’ and experts’ fees. The complaint also seeks a judgement to direct the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading.

The defendants believe that these complaints lack merit but cannot predict the outcome of these matters.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

BARNES & NOBLE, INC.

By:	/s/ Bradley A. Feuer
Name:	Bradley A. Feuer
Title:	Vice President, General Counsel and Corporate Secretary

Dated: July 18, 2019